03 OCT 21 7:21

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

03032700

9th October, 2003.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 2nd October 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 8th October 2003, confirming that ING Bank Global Custody NV had, as at close of business on 3rd October 2003, increased its holding such that it had a notifiable interest in EMI Group plc Ordinary Shares of 14p each and held or had an interest in 29,335,243 shares, being 3.72% of the shares in issue;

(b) a news release, dated 9th October 2003, announcing additional guarantors in respect of the EMI Group Finance (Jersey) Limited US$243,343,000 5.25% Guaranteed Convertible Bonds due 2010; and,

(c) a news release, dated 9th October 2003, announcing additional guarantors in respect of the EMI Group plc £250,000,000 8.25% Bonds due 2008 and £75,000,000 8.25% Bonds due 2008.

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 03/43

Company Announcements Office,
London Stock Exchange.

8th October, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Insight Investment Management Ltd, in a letter dated 7th October 2003 and received by fax on 8th October 2003, that ING Bank Global Custody NV has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 3rd October 2003, held or had an interest in 29,335,243 shares, being 3.72% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

EMI

News Release

ER 03/44

FOR IMMEDIATE RELEASE

NOTICE TO HOLDERS OF EMI GROUP FINANCE (JERSEY) LIMITED US$243,343,000 5.25 PER CENT. GUARANTEED CONVERTIBLE BONDS DUE 2010 (ISIN XS0176780517) (THE "BONDS")

Following the recent issue by EMI Group plc of €425,000,000 8.625 per cent. Senior Notes due 2013, the guarantors of such Senior Notes have, with effect from 9 October 2003, become additional guarantors in relation to the Bonds. Such additional guarantors (being subsidiaries of EMI Group plc) are:

(1) EMI Music International Services Limited;
(2) Virgin Records Limited;
(3) EMI Music Publishing Limited;
(4) EMI Records Limited;
(5) EMI Group International Holdings Limited;
(6) EMI Group Finance plc; and,
(7) VRL 1 Limited.

EMI Group Finance (Jersey) Limited
9 October 2003

CONTACT:

EMI Group plc

Claudia Palmer, Head of Investor Relations, tel: +44 20 7795 7635
Amanda Conroy, Senior VP, Corporate Communications, tel: +44 20 7795 7529

EMI

News Release

ER 03/45

FOR IMMEDIATE RELEASE

NOTICE TO HOLDERS OF EMI GROUP PLC
£250,000,000 8.25 PER CENT. BONDS DUE 2008 AND
£75,000,000 8.25 PER CENT. BONDS DUE 2008 (THE "BONDS")

Following the recent issue by EMI Group plc of €425,000,000 8.625 per cent. Senior Notes due 2013, the guarantors of such Senior Notes have, with effect from 9 October 2003, become additional guarantors in relation to the Bonds. Such additional guarantors (being subsidiaries of EMI Group plc) are:

(1) EMI Music International Services Limited;
(2) Virgin Records Limited;
(3) EMI Music Publishing Limited;
(4) EMI Records Limited;
(5) EMI Group International Holdings Limited;
(6) EMI Group Finance plc; and,
(7) VRL 1 Limited.

EMI Group plc
9 October 2003

CONTACT:

EMI Group plc

Claudia Palmer, Head of Investor Relations, tel: +44 20 7795 7635
Amanda Conroy, Senior VP, Corporate Communications, tel: +44 20 7795 7529